Filed by Xerox Holdings Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: HP Inc.

(Commission File No. 001-04423)

Xerox Holdings Corporation (“Xerox”) is using or making available the following communications through the website www.XplusHP.com (the “microsite”), a website maintained by Xerox providing information relating to the proposal Xerox has made to acquire HP Inc. (“HP”):

Exhibit 1:	New version of the landing page of the microsite entitled “Disclaimer”

Exhibit 2:	New version of the page of the microsite entitled “Home”, adding a “Tender Your Shares” button that directs users to the page of the microsite entitled “How to Tender”

Exhibit 3:	New version of the page of the microsite entitled “News”, listing under the “News Releases” section (i) a statement made by Xerox on February 27, 2020 regarding recent actions by HP (the “Statement”) and (ii) the press release issued by Xerox on March 2, 2020 regarding launch of a tender offer to acquire all outstanding shares of HP

Exhibit 3.1:	A copy of the Statement, which can be viewed by clicking on the “Xerox Statement Regarding HP’s Poison Pill, Board Expansion and Misrepresentations” under the “News Releases” section of the “News” page

Exhibit 4:	New page added to the microsite entitled “How to Tender”

Exhibit 5:	New version of the page of the microsite entitled “Leadership”

Exhibit 1

Additional information The information on this site relates to a proposal that Xerox Holdings Corporation (“Xerox’) has made for a business combination transaction with HP Inc. and the exchange offer which Xerox, through XHC Acquisition Corp., its wholly owned subsidiary, has made to HP stockholders. The exchange offer is being made pursuant to a tender offer statement on Schedule TO (including the offer to exchange, the tetter of election and transmittal and other related offer documents) and a registration statement on Form S- 4 filed by Xerox on March 2, 2020. These materials, as may be amended from time to time, contain important information, including the terms and conditions of the offer. Subject to future developments, Xerox (and, if applicable, HP) may file one or more proxy statements or other documents with the Securities and Exchange Commission (the “SEC”). The Information on this site is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document Xerox and/or HP may file with the SEC in connection with the proposed transaction. The information on this site does not constitute an offer to buy or solicitation of an offer to sell any securities. Investors and security holders of Xerox and HP are urged to read the tender offer statement (including the offer 10 exchange, the letter of election and transmittal and other related offer documents), the registration statement and any other documents filed with the SEC carefully In their entirety if and when they become available as they will contain important information about the proposed transaction. Any definitive proxy statement(s) or praspectus(es) (If and when available) will be mailed to shareholders of Xerox and/or HR as applicable. Investors and security holders may obtain free copies of these documents (if and when available) and other documents filed with the SEC by Xerox through the web site maintained by the SEC at www.sec.aov, and by visiting Xerox’s Investor relations site at www.xerox com/investor. The information on this site shall not constitute an offer to sell or solicitation of an offer to buy any securities, nor shall there be any sale of securities in any (urisdlction In which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. The information on this site is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, Xerox and Its directors and executive officers and other members of management and employees and the candidates identified by Xerox in the notice of its intention to nominate such candidates for election at HP’s 2020 Annual Meeting of Stockholders (the “Xerox nominees”) may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions, including with respect to HP’s 2020 Annual Meeting of Stockholders. You can find information about Xerox’s executive officers and directors in the Current Report on Form 8-K filed by Xerox Holdings Corporation with the SEC on July 31, 2019, the prospectus filed by Xerox Holdings Corporation with the SEC on April 23,2019 and the combined Annual Report on Fowl 10-Kfor the year ended December 31,2019 filed by Xerox Holdings Corporation and Xerox Corporation with the SEC on February 26,2020. To the extent holdings of Xerox securities by Xerox’s executive officers and directors have changed from the amounts of securities of Xerox Corporation (the predecessor issuer to Xerox Holdings Corporation) held by such persons as reflected In the prospectus filed by Xerox Holdings Corporation with the SEC on April 23,2019, such charges have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information about the Xerox nominees is available on this site and will be included in the proxy statement Xerox intends to file with the SEC should Xerox determine to commence a proxy contest for election of directors to HP’s board of directors. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer Statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website www.sec.aov. and by visiting Xerox’s investor relations site at www.xerox.com/investor.

Exhibit 2

A Value-Creating Combination The strategic and financial benefits of a combination between Xerox and HP are self-evident. After listening to HP’s shareholders, Xerox launched a tender offer: $24.00 per share I $18.40 in cash and 0.149 Xerox shares for each HP share* •Based on Xerox’s closing share price of S37.68 on February 6 ,2020 . A Value-Creating Combination Xerox’s compelling proposal would allow HP shareholders to realize immediate cash value and enjoy approximately equal participation in substantial future upside. Xerox launched a tender offer to give HP shareholders the opportunity to decide for themselves whether to accept Xerox’s proposal. FAQ Investor Presentation In this investor presentation, we provide an overview of the value of our offer and the compelling strategic and financial logic of the combination. Latest News Release In its latest release. Xerox announced the launch of a tender offer for all outstanding shares of HP at a price of $24 per share. The combined company by the numbers ~$2bn Cost Synergies $4 bn+ Free Cash Flow Before Any Synergies ~$67 bn 2020E Pro Forma Combined Revenue

Exhibit 3

Home How to Tender News Leadership Director Nominees FAQ News Presentations Shareholder Presentation December 9th, 2019 News Releases Xerox Launches Tender Offer to Acquire All Outstanding Shares of HP March 2nd. 2020 Xerox Statement Regarding HP’s Poison Pill, Board Expansion and Misrepresentations February 27th, 2020 Xerox Statement Regarding HP’s Poison Pill February 21st, 2020 Xerox Increases Offer Price for HP Inc. to $24 Per Share * Supple men tal Information Regarding Increased Offer February 10th, 2020 Xerox to Nominate Full Slate of Directors for Election at HP’s 2020 Annual Meeting January 23rd, 2020 Xerox Secures $24 Billion in Binding Financing Commitments for HP Acquisition January 6th, 2020 Xerox Confirms Intention to Engage Directly with HP Shareholders in Absence of Mutual Due Diligence November 26th, 2019 Xerox Strongly Encourages HP’s Board of Directors Not to Sanction Further Delay November 21st, 2019 © Xerox Holdings Corporation 2020. Privacy Policy Terms and Conditions

Exhibit 3.1

News from Xerox Holdings Corporation

Xerox Statement Regarding HP’s Poison Pill, Board Expansion and Misrepresentations

February 27, 2020

“In the last week, HP adopted a poison pill, expanded the size of its Board and misrepresented the discussions that led to our offer, none of which will create value for shareholders. We’ve made a compelling offer, and HP should let shareholders decide what is in their own best interest without artificial constraints or factual distortions.”

Exhibit 4

REGISTERED HOLDERS If you hold your shares in registered form through HP’s transfer agent and wish to tender some or all of your shares please sign, date and complete the BLUE letter of election and transmittal (and any other required documents) and return it to the depository and exchange agent, Computershare, so that it is received prior to the expiration of the offer. Instructions for tendering your shares are included on the BLUE letter of election and transmittal. STREET-NAME HOLDERS If you hold your shares through a bank, broker or other nominee and you wish to tender some or all of your shares, you must contact and instruct your bank, broker or nominee to tender your shares on your behalf. Please note that some banks, brokers or nominees may require at least 48 hours’ notice prior to the expiration time to tender your shares into the offer. If you cannot deliver everything required to make a valid tender to Computershare before the expiration date of the offer, you may take advantage of guaranteed delivery procedure, which gives you three NYSE trading days from execution of notice of guaranteed delivery (which notice must be received by Computershare prior to the expiration of the offer) to deliver the required documentation. Shareholders are urged to read the offer to exchange and the letter of election and transmittal carefully and follow the instructions and procedures therein to tender their shares. Tendering your shares will not grant us your proxies to vote for Xerox’s nominees to the HP Board. At this time Xerox is not soliciting proxies for the election of their nominees to the HP Board. To vote for Xerox nominees, you should read the definitive proxy materials and vote the BLUE proxy card by following the instructions on the materials once filed with the Securities and Exchange Commission. If you have any questions or require assistance in tendering your shares on your BLUE Letter of Transmittal please contact our information agents, D.F. King & Co., Inc. and Harkins Kovler , LLC, at the phone numbers listed below. D.F. KING An AST Company 48 Wall Street, 22nd Floor New York. New York 10005 Banks and Brokers Call Collect: (212) 269-5550 All Others Call Toll-Free: (866) 721 -1324 Email: XRX-HPQ@dfking.com s:harkins kovler, llc 3 Columbus Circle, 15th Floor New York, NY 10019 Banks and Brokers Call Collect: (212) 468-5380 All Others Call Toll-Free: (800) 257-3995 Email: XRX-HPQ@harkinskovler.com

Exhibit 5

xerox™

Home News Leadership Director Nominees FAQ

Leadership


Xerox Holdings Corporation (XRX) Stock Price: January 2019 – February 2020

Xerox's management team has a proven track record and a strategic 3-year playbook for creating shareholder value

Executive Leadership

* indicates former HP leadership



John Visentin

Vice Chairman and Chief Executive Officer*



Steve Bandrowczak

President and Chief Operations Officer*

- Appointed as Xerox's chief operations officer and president in June 2018
- Integrated 50+ acquisitions and spinouts throughout his career, including HP, Alight and Lenovo
- Served as senior vice president for Global Business Services at HP, and transformed their employee shared service organization into a highly efficient operation with a focus on automation, business intelligence and labor optimization
- Led the business process outsourcing practice in the Enterprise Services Group at HP
- Was previously chief operating officer and chief information officer at Alight Solutions and president of Telecommunication Media and Technology at Sutherland Global Services

FULL BIO

I** Joanne Collins Smee ML-, Executive Vice President and Chief Commercial,SMB and Channels Officer ‘ II o Appointed as Xerox’s chief commercial officer and senior vice president in September 2018 and was promoted to executive vice president and chief commercial, SMB and channels officer in February 2020 o Joined Xerox from the U.S. Federal Government where she led Technology Transformation Services and developed the new Federal IT Modernization Centers of Excellence, which is used by government agencies to execute major technology projects to improve citizen experience o Spent more than 25 years at IBM in a variety of global executive leadership roles, including client sales, development and delivery of technical products and services, and drove significant improvements in cost, speed and quality of deliverables FULL BIO Mike Feldman JL Executive Vice President and President,Americas Operations* o Appointed as Xerox’s president of the Americas Operations in January 2019 and as an executive vice president of the Company in January 2017, and has been an officer of Xerox since October 2013 o Previously served as president of Xerox’s Large Enterprise Operations for the Technology Business and as senior vice president of the Global Document Outsourcing Services Business Group; transformed Xerox’s managed services offering to focus on increased customer value by providing enhanced security and workflow automation solutions o Spent 24 years at HP and was most recently HP’s vice president and general manager of their Managed Enterprise Solutions Business Unit in the Imaging and Printing Group’s Americas Organization, optimizing HP’s route-to-market effectiveness by creating industry vertical solutions and sales specialization FULL BIO

Xavier Heiss Executive Vice President and President, EMEA Operations o Appointed as Xerox’s president of EMEA Operations and executive vice president of the Company in February 2020, and has been an officer of the company since February 2015 o Previously served as the controller of Xerox and chief financial officer of the company’s Americas Operations o Spent 30 years at the company, having joined the company in IT Sales in France. FULL BIO f W Mary McHugh Executive Vice President and Chief Delivery and Supply Chain Officer o Appointed as Xerox’s chief delivery officer and as a senior vice president in June 2018 and was named executive vice president and chief delivery and supply chain officer in February 2020 o Has worked at HPE as the Company’s senior vice president of Global Solution Design and Delivery, Infrastructure Outsourcing Services where she successfully led a $600M cost reduction in 18 months while improving SLA performance o Previously served as senior vice president of SaaS Implementation Success Management and SaaS Consulting for North America at Oracle where she led the mission transformation from on premise to SaaS consulting and improved SaaS implementation partner success outcomes o Spent 28 years at IBM in roles of increasing responsibility within the Global Services organization FULL BIO

mrSuzan Morno-Wade An Executive Vice President and Chief Human Resources Officer o Appointed as an officer and executive vice president and chief human resources officer of Xerox on November 29, 2018 o Joined Xerox in 2016 as vice president of Total Rewards o Has 20 years of progressive human resources leadership experience spanning several industries including posts at global companies such as Hess, Quantum, Mitsubishi, General Electric and Quaker Oats FULL BIO William F. Osbourn, Jr. Executive Vice President and Chief Financial Officer o Appointed executive vice president and chief financial officer in January 2017 after joining Xerox in December 2016 o Joined Xerox after serving as co-chief financial officer of Time Warner Cable; served as TWC’s senior vice president—controller and chief accounting officer for eight years o Has extensive mergers and acquisitions and integration expertise; was involved in the sale of TWC to Charter Communications o Spent 14 years at PricewaterhouseCoopers LLP where he was admitted to partnership in 2000 and served as National Office partner FULL BIO

Louie Pastor

Executive Vice President and General Counsel

- Appointed as Xerox's general counsel and as an officer and executive vice president in October 2018
- Previously served as deputy general counsel at Icahn Enterprises where he originated, negotiated and/or executed acquisitions, dispositions and investments valued at over $20 billion
- Experience at Icahn Enterprises includes the hostile acquisition of The Pep Boys – Manny, Moe & Jack, the $2 billion negotiated sale of XO Communications to Verizon and the $150 million Series E investment in Lyft
- Served on five public company Boards of Directors and led activist campaigns at numerous public companies including a consent solicitation to increase share buybacks at Apple, a precatory proposal to split eBay and PayPal and contested director elections at AIG, Freeport-McMoRan and Newell Brands
- Began career at Simpson, Thacher & Bartlett LLP advising public companies on M&A and corporate finance transactions

FULL BIO



Tracey Koziol

Senior Vice President, Global Offerings

- Appointed as Xerox's senior vice president of Global Offerings in September 2018 and has been an officer of Xerox since May 2019
- Joined Xerox in November 2014 as vice president of Workplace Solutions, covering the A4 segment and responsible for overall strategy of Workplace Solutions
- Previously served as chief experience officer at Gee Holding LLC and as vice president of Global Telco Sales & Mobility Solutions Planning at Dell
- Has extensive experience in delivery of high tech, cost-effective, yet differentiated products as demonstrated in her 20-year tenure at Motorola

FULL BIO

Naresh Shanker

Senior Vice President, Chief Technology Officer*

- Appointed as Xerox's chief technology officer and has been an officer of Xerox since May 2019
- Joined Xerox as chief digital officer and as a member of the executive committee in January 2019
- Has led several acquisitions, spinouts and transformation efforts throughout his career including at Samsung Print, Agilent, Verigy, Avago and HP Medical Products Group
- Served as CIO at HP where he led their digital transformation effort and architected the split of HP Inc. and HPE
- Joined HP through the acquisition and integration of Palm, Inc., where he led integration efforts, after beginning his career at HP Medical Products Group and in the field of diagnostic medicine in Boston
- Holds multiple patents and has 25+ years of experience in the technology industry

FULL BIO



Anne Marie Squeo

Senior Vice President, Chief Communications and Brand Officer

- Appointed as chief communications and brand officer in March 2019 and has been an officer of Xerox since May 2019
- Served as IBM's vice president of Watson, Cloud and Technology Communications
- Held senior communications roles at Netflix, Raytheon and Lockheed Martin; helped Netflix launch in 130 countries and led Lockheed Martin through two major restructurings and CEO turnover
- Spent nearly 15 years as a business journalist, including more than seven years at The Wall Street Journal where she earned a Pulitzer Prize

FULL BIO

A Nicole Torraco Senior Vice President, Chief Strategy and Mergers and Acquisitions Officer o Appointed as Xerox’s chief strategy and M&A officer in January 2020 o Joined as vice president of strategy and M&A in May 2018 and promoted to seniorvicepresident of strategy and M&A in February 2019 o Has been responsible for closing four recent acquisitions at Xerox including Vader, which brings Xerox a breakthrough 3D technology, as well as Heritage Business Systems, Rabbit Office Automation and Arena Group, which build on Xerox’s SMB distribution presence o Joined Xerox after spending over a decade investing in stressed, distressed and event drivendebtand equity securities, most recently at Onex Corp. and previously at Babson Capital o Prior to working at hedge funds, Nicole was at Rothschild and Gleacher & Co advising on corporate restructurings and M&A FULL BIO

Forward-Looking Statements

This communication, and other written or oral statements made from time to time by management contain “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “will”, “should”, “targeting”, “projecting”, “driving” and similar expressions, as they relate to us, our performance and/or our technology, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. Such factors include but are not limited to: our ability to address our business challenges in order to reverse revenue declines, reduce costs and increase productivity so that we can invest in and grow our business; our ability to attract and retain key personnel; changes in economic and political conditions, trade protection measures, licensing requirements and tax laws in the United States and in the foreign countries in which we do business; the imposition of new or incremental trade protection measures such as tariffs and import or export restrictions; changes in foreign currency exchange rates; our ability to successfully develop new products, technologies and service offerings and to protect our intellectual property rights; the risk that multi-year contracts with governmental entities could be terminated prior to the end of the contract term and that civil or criminal penalties and administrative sanctions could be imposed on us if we fail to comply with the terms of such contracts and applicable law; the risk that partners, subcontractors and software vendors will not perform in a timely, quality manner; actions of competitors and our ability to promptly and effectively react to changing technologies and customer expectations; our ability to obtain adequate pricing for our products and services and to maintain and improve cost efficiency of operations, including savings from restructuring actions; the risk that confidential and/or individually identifiable information of ours, our customers, clients and employees could be inadvertently disclosed or disclosed as a result of a breach of our security systems due to cyber attacks or other intentional acts; reliance on third parties, including subcontractors, for manufacturing of products and provision of services; the exit of the United Kingdom from the European Union; our ability to manage changes in the printing environment and expand equipment placements; interest rates, cost of borrowing and access to credit markets; funding requirements associated with our employee pension and retiree health benefit plans; the risk that our operations and products may not comply with applicable worldwide regulatory requirements, particularly environmental regulations and directives and anti-corruption laws; the outcome of litigation and regulatory proceedings to which we may be a party; any impacts resulting from the restructuring of our relationship with Fujifilm Holdings Corporation; the shared services arrangements entered into by us as part of Project Own It; the ultimate outcome of any possible transaction between Xerox Holdings Corporation (“Xerox”) and HP Inc. (“HP”), including the possibility that the parties will not agree to pursue a business combination transaction or that the terms of any definitive agreement will be materially different from those proposed; uncertainties as to whether HP will cooperate with Xerox regarding the proposed transaction; the ultimate result should Xerox determine to commence a proxy contest for election of directors to HP’s board of directors; Xerox’s ability to consummate the proposed transaction with HP; the conditions to the completion of the proposed transaction, including the receipt of any required shareholder approvals and any required regulatory approvals; Xerox’s ability to finance the proposed transaction with HP; Xerox’s indebtedness, including the substantial indebtedness Xerox expects to incur in connection with the proposed transaction with HP and the need to generate sufficient cash flows to service and repay such debt; the possibility that Xerox may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate HP’s operations with those of Xerox; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees may be difficult; and general economic conditions that are less favorable than expected. Additional risks that may affect Xerox’s operations and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of Xerox’s 2019 Annual Report on Form 10-K, as well as in Xerox Corporation’s and Xerox Holdings Corporation’s Quarterly

Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. These forward-looking statements speak only as of the date of this communication or as of the date to which they refer, and Xerox assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

Additional Information

This communication relates to a proposal that Xerox has made for a business combination transaction with HP and the exchange offer which Xerox, through XHC Acquisition Corp., its wholly owned subsidiary, has made to HP stockholders. The exchange offer is being made pursuant to a tender offer statement on Schedule TO (including the offer to exchange, the letter of election and transmittal and other related offer documents) and a registration statement on Form S-4 filed by Xerox on March 2, 2020. These materials, as may be amended from time to time, contain important information, including the terms and conditions of the offer. Subject to future developments, Xerox (and, if applicable, HP) may file one or more proxy statements or other documents with the Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document Xerox and/or HP may file with the SEC in connection with the proposed transaction.

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. Investors and security holders of Xerox and HP are urged to read the tender offer statement (including the offer to exchange, the letter of election and transmittal and other related offer documents), the registration statement and any other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to shareholders of Xerox and/or HP, as applicable. Investors and security holders may obtain free copies of these documents (if and when available) and other documents filed with the SEC by Xerox through the web site maintained by the SEC at www.sec.gov, and by visiting Xerox’s investor relations site at www.xerox.com/investor.

This communication shall not constitute an offer to sell or solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, Xerox and its directors and executive officers and other members of management and employees and the candidates identified by Xerox in the notice of its intention to nominate such candidates for election at HP’s 2020 Annual Meeting of Stockholders (the “Xerox nominees”) may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions, including with respect to HP’s 2020 Annual Meeting of Stockholders. You can find information about Xerox’s executive officers and directors in the Current Report on Form 8-K filed by Xerox Holdings Corporation with the SEC on July 31, 2019, the prospectus filed by Xerox Holdings Corporation with the SEC on April 23, 2019 and the combined Annual Report on Form 10-K for the year ended December 31, 2019 filed by Xerox Holdings Corporation and Xerox Corporation with the SEC on February 28, 2020. To the extent holdings of Xerox securities by Xerox’s executive officers and directors have changed from the amounts of securities of Xerox Corporation (the predecessor issuer to Xerox Holdings Corporation) held by such persons as reflected in the prospectus filed by Xerox Holdings Corporation with the SEC on April 23, 2019, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information about the Xerox nominees is available at www.XplusHP.com and will be included in the proxy statement Xerox intends to file with the SEC should Xerox determine to commence a proxy contest for election of directors to HP’s board of directors. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website www.sec.gov, and by visiting Xerox’s investor relations site at www.xerox.com/investor.